UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines, Inc.

File No. 1-2691 - CF#22700

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     American Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 16, 2008.

     Based on representations by **American Airlines, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 1, 2019
Exhibit 10.2	through January 1, 2019
Exhibit 10.3	through January 1, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel